RECEIVED

2009 APR 13 A 8:15

**ZURICH**

[redacted]

09045821

**SUPPL**

**BY COURIER**
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

Your reference File No. 82-5089
Our reference UM / BC
Date April 8, 2009

**Zurich Financial Services / File No. 82-5089**
**Information furnished to maintain Rule 12g 3-2 (b) exemption**


Zurich Financial Services

Group Legal
Mythenquai 2
P.O. Box
8022 Zurich

Phone +41 (0)44 625 25 25
www.zurich.com

Direct Phone +41 (0)44 625 28 52
Direct Fax +41 (0)44 625 08 52
ulrich.marti@zurich.com


Dear Sir or Madam

Enclosed herewith please find the English version of the following News Release:

- "Zurich announces new responsibilities for Inga Beal and Mike Kerner; names new Head of M&A and Group Strategy", dated April 8, 2009

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely,
Zurich Financial Services

Ulrich Marti
Corporate Legal Adviser

**Enclosure**

4/13

46674-03

File No. 82-5089

*News Release*



ZURICH®

# Zurich announces new responsibilities for Inga Beale and Mike Kerner; names new Head of M&A and Group Strategy

**Zurich Financial Services**
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SIX Swiss Exchange/
SWX Europe: ZURN
Valor: 001107539

**Group Media Relations**
phone +41 44 625 21 00
fax +41 44 625 26 41
media@zurich.com

**Investor Relations**
phone +41 44 625 22 99
fax +41 44 625 36 18
investor.relations@zurich.com

Zurich, April 8, 2009 – Zurich Financial Services Group (Zurich) today announced important personnel changes, signaling the ongoing strength of its management team and the institutional benefits of rotational assignments.

Effective June 1, Inga Beale (45) who currently serves as Head of Organizational Transformation and Mergers & Acquisitions (M&A) will assume the position of Global Chief Underwriting Officer. She brings ample operational know-how to this critical global function, reflecting both her extensive knowledge of Zurich's operations and businesses as well as her wide technical and underwriting experience, and broad leadership positions at previous employers. Ms. Beale will retain The Zurich Way leadership role and remain a member of the Group Management Board.

Mike Kerner (43) who currently serves as Global Chief Underwriting Officer and Head of Group Strategy will assume the role of Chief Executive Officer (CEO) of Global Corporate in North America, effective June 1. His effective leadership in establishing sophisticated pricing and risk selection methodologies position him particularly well to tackle the challenges of the US corporate business. The role had hitherto been held ad interim by Mario Vitale, CEO of Global Corporate since January 1, 2009.

With these changes, the Group is also taking the opportunity to reunite the Group Mergers & Acquisition and Group Strategy roles. Effective June 1, Christian Carl (37, French and Danish citizen) will be joining Zurich to lead these functions. He joins the Group from Goldman Sachs, where – as a leader within the investment banking division's Financial Institutions Group since 2000 – he gained extensive advisory experience with Zurich since 2001. He has also previously worked with Merrill Lynch and Baring

Brothers International, and holds degrees from the University of Cambridge and the University of Bristol.

**Zurich Financial Services Group (Zurich)** is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

For **broadcast-standard video** and **high resolution pictures** supporting this news release, please visit http://www.zurich.com/multimedia. If you are a first-time user, please take a moment to register. In case you have any questions, please email journalisthelp@thenewsmarket.com.

ZURICH



**BY COURIER**
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

Your reference File No. 82-5089
Our reference UM / BC
Date April 8, 2009

**Zurich Financial Services / File No. 82-5089**
**Information furnished to maintain Rule 12g 3-2 (b) exemption**

Zurich Financial Services

Group Legal
Mythenquai 2
P.O. Box
8022 Zurich

Phone +41 (0)44 625 25 25
www.zurich.com

Direct Phone +41 (0)44 625 28 52
Direct Fax +41 (0)44 625 08 52
ulrich.marti@zurich.com

Dear Sir or Madam

Enclosed herewith please find the following Note:

- "Disclosure of shareholdings re Bank of America Corp." which has been published on our Website on April 7, 2009

In addition the respective information on shareholdings by Bank of America Corp. has also been published on the electronic publication platform of SIX Swiss Exchange AG.

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely,
Zurich Financial Services

Ulrich Marti
Corporate Legal Adviser

**Enclosure**

46674-03

File No. 82-5089

*Disclosure of shareholdings*

RECEIVED
2009 APR 13 A 8:14

ZURICH®

# Bank of America Corp. has exceeded along with its subsidiaries the threshold of 3%

**Zurich Financial Services**
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SIX Swiss Exchange/
SWX Europe: ZURN
Valor: 001107539

**Investor Relations**
phone +41 44 625 22 99
fax +41 44 625 36 18
investor.relations@zurich.com

| | |
|---|---|
| 1. Publication date | 7 April 2009 |
| 2. Issuer | Zurich Financial Services |
| 3. Shareholders | Bank of America Corp., Charlotte, North Carolina 28255 |
| 3.a. Identity of group members | Merrill Lynch International, 2 King Edward Street, London EC1A 1HQ, United Kingdom<br>(indirectly held by Merrill Lynch & Co., Inc, Merrill Lynch International, Inc, Merrill Lynch Group Inc, Merrill Lynch Europe Limited, Merrill Lynch Intermediate Holdings, MLEIH Funding, Merrill Lynch Holdings Ltd, ML UK Capital Holdings, Smith Bros UK – Smith Bros Limited, Merrill Lynch Group Holdings I LCC, Merrill Lynch Group Holdings II LCC, Merrill Lynch Liquidity Portfolio LP, ML EMEA Holdings II LLC, ML EMEA Holdings LLC, directly held by Merrill Lynch UK Holdings, SNC Securities Limited)<br>Merrill Lynch, Pierce, Fenner & Smith Incorporated<br>(directly held by Merrill Lynch & Co., Inc)<br>Merrill Lynch Capital Markets AG, Stockerstrasse 23, 8002 Zurich, Switzerland<br>(indirectly held by Merrill Lynch & Co., Inc, Merrill Lynch International, Inc, directly held by Merrill Lynch International Holdings Inc.)<br>Merrill Lynch Portfolio Managers Limited |

ZURICH®

| | | | | |
|---|---|---|---|---|
| | (indirectly held by Merrill Lynch Group, Inc, Merrill Lynch & Co., Inc, directly held by ML Invest, Inc) | | | |
| 3.b. Nature of agreement | Affiliated group | | | |
| 4. Shareholdings | Purchase position | Share type | Quantity | Percentage |
| | | Registered shares | 2,912,286 | 2.049% |
| | | Conversion rights, share purchase rights and granted (written) share sale rights* | 1,756,053 | 1.035% |
| | | Total | 4,668,339 | 3.084% |
| | Sale position | Share type | Quantity | Percentage |
| | | Share sale rights held and granted (written) conversion and share purchase rights** | 531,239 | 0.190% |
| | | Total | 531,239 | 0.190% |
| | *For further information on basic terms or security ID numbers please refer to Annex A<br>**For further information on basic terms or security ID numbers please refer to Annex B | | | |
| 5. Contract date | 27 March 2009 | | | |
| 6. Transfer date | 27 March 2009 | | | |

ZURICH®

| | |
|---|---|
| 7. Triggering circumstances | Increase of number of shares held |
| 8. Contact | Bjoern Maag, Merrill Lynch Capital Markets AG, Stockerstrasse 23, 8002 Zurich, Switzerland<br>Tel: +41 44 297 75 94<br>Fax: +41 44 291 61 51 |

**Annex A** - Conversion rights, share purchase rights and granted (written) share sale rights

| Type of rights | Number of rights | Voting rights conferred | | Security ID number (ISIN), if listed on a Swiss stock exchange, or basic terms (Art. 17 para. 1bis SESTO-SFBC) |
|---|---|---|---|---|
| | | Number | Percentage[2] | (e.g.: identity of issuer, underlying, subscription ratio, exercise price, exercise period, exercise type) |
| Long Call | 1,000 | 10,000 | 0.007% | Issuer: EUREX, Maturity: 19.06.2009, Ratio: 1:10, Strike Price: 200, Exercise Style: American |
| Long Call | 2,000 | 20,000 | 0.014% | Issuer: EUREX, Maturity: 18.09.2009, Ratio: 1:10, Strike Price: 200, Exercise Style: American |
| Long Call | 2,500 | 25,000 | 0.018% | Issuer: EUREX, Maturity: 18.12.2009, Ratio: 1:10, Strike Price: 220, Exercise Style: American |
| Long Call | 30,000 | 30,000 | 0.021% | Issuer: OTC, Maturity: 18.12.2009, Ratio: 1:1, Strike Price: 285, Exercise Style: American |
| Long Call | 3,000 | 30,000 | 0.021% | Issuer: EUREX, Maturity: 18.12.2009, Ratio: 1:10, Strike Price: 180, Exercise Style: American |
| Long Call | 3,000 | 30,000 | 0.021% | Issuer: EUREX, Maturity: 19.06.2009, Ratio: 1:10, Strike Price: 180, Exercise Style: American |
| Long Call | 500 | 50,000 | 0.035% | Issuer: EUREX, Maturity: 09.12.2009, Ratio: 1:100, Strike Price: 200, Exercise Style: European |
| Long Call | 5,000 | 50,000 | 0.035% | Issuer: EUREX, Maturity: 19.06.2009, Ratio: 1:10, Strike Price: 240, Exercise Style: American |
| Long Call | 50,000 | 50,000 | 0.035% | Issuer: OTC, Maturity: 19.09.2009, Ratio: 1:1, Strike Price: 200, Exercise Style: European |
| Long Call | 100,000 | 100,000 | 0.070% | Issuer: OTC, Maturity: 19.06.2009, Ratio: 1:1, Strike Price: 210, Exercise Style: European |
| Short Put | 1,000 | 10,000 | 0.007% | Issuer: EUREX, Maturity: 09.04.2009, Ratio: 1:10, Strike Price: 300, Exercise Style: American |
| Short Put | 3,000 | 30,000 | 0.021% | Issuer: EUREX, Maturity: 16.12.2009, Ratio: 1:10, Strike Price: 200, Exercise Style: American |
| Short Put | 50,000 | 50,000 | 0.035% | Issuer: OTC, Maturity: 19.06.2009, Ratio: 1:1, Strike Price: 200, Exercise Style: European |
| Short Put | 5,000 | 50,000 | 0.035% | Issuer: EUREX, Maturity: 10.06.2009, Ratio: 1:10, Strike Price: 200, Exercise Style: American |
| Short Put | 500 | 50,000 | 0.035% | Issuer: EUREX, Maturity: 09.12.2009, Ratio: 1:100, Strike Price: 200, Exercise Style: European |
| Short Put | 6,500 | 65,000 | 0.046% | Issuer: EUREX, Maturity: 09.04.2009, Ratio: 1:10, Strike Price: 260, Exercise Style: American |
| Short Put | 100,000 | 100,000 | 0.070% | Issuer: OTC, Maturity: 19.06.2009, Ratio: 1:1, Strike Price: 210, Exercise Style: European |
| Short Put | 10,000 | 100,000 | 0.070% | Issuer: EUREX, Maturity: 09.12.2009, Ratio: 1:10, Strike Price: 220, Exercise Style: American |
| Short Put | 28,000 | 280,000 | 0.197% | Issuer: EUREX, Maturity: 09.04.2009, Ratio: 1:10, Strike Price: 310, Exercise Style: American |
| Long Call | 10,000 | 100,000 | 0.070% | Issuer: EUREX, Maturity: 18.12.2009, Ratio: 10:1, Strike Price: 220, Exercise Style: American |
| Long Call | 7,000 | 70,000 | 0.049% | Issuer: EUREX, Maturity: 18.12.2009, Ratio: 10:1, Strike Price: 180, Exercise Style: American |
| Long Call | 2,000 | 20,000 | 0.014% | Issuer: EUREX, Maturity: 18.12.2009, Ratio: 10:1, Strike Price: 240, Exercise Style: American |
| Long Call | 11,000 | 110,000 | 0.077% | Issuer: EUREX, Maturity: 18.06.2010, Ratio: 10:1, Strike Price: 240, Exercise Style: American |

| | | | | |
|---|---|---|---|---|
| Long Call | 1,000 | 10,000 | 0.007% | Issuer: EUREX, Maturity: 19.06.2009, Ratio: 10:1, Strike Price: 160, Exercise Style: American |
| Long Call | 5,000 | 50,000 | 0.035% | Issuer: EUREX, Maturity: 19.06.2009, Ratio: 10:1, Strike Price: 280, Exercise Style: American |
| Short Put | 13,500 | 135,000 | 0.0945% | Issuer: EUREX, Maturity: 19.06.2009, Ratio: 10:1, Strike Price: 170, Exercise Style: American |
| Short Put | 10,000 | 100,000 | 0.070% | Issuer: EUREX, Maturity: 18.12.2009, Ratio: 10:1, Strike Price: 220, Exercise Style: American |
| Written Put | 10,300 | 103 | 0.000% | CH0042509650 |
| Written Put | 100,000 | 1,000 | 0.001% | CH0039189417 |
| Written Put | 431,000 | 4,310 | 0.003% | CH0042509643 |
| Written Put | 964,000 | 9,640 | 0.007% | CH0039878316 |
| Written Put | 1,200,000 | 16,000 | 0.011% | CH0037069074 |
| Total: | | [21] 1,756,053 | [22] 1.035% | |

**Annex B** – Share sale rights held and granted (written) conversion and share purchase rights

| Type of rights | Number of rights | Voting rights conferred | | Security ID number (ISIN), if listed on a Swiss stock exchange, or basic terms (Art. 17 para. 1bis SESTO-SFBC) |
|---|---|---|---|---|
| | | Number | Percentage | (e.g.: identity of issuer, underlying, subscription ratio, exercise price, exercise period, exercise type) |
| Long Put | 5,000 | 50,000 | 0.035% | Issuer: EUREX, Maturity: 18.12.2009, Ratio:1:10, Strike Price: 200, Exercise Style: American |
| Long Put | 40,000 | 40,000 | 0.028% | Issuer: OTC, Maturity: 18.12.2009, Ratio: 1:1, Strike Price: 280, Exercise Style: American |
| Long Put | 30,000 | 30,000 | 0.021% | Issuer: OTC, Maturity: 18.12.2009, Ratio: 1:1, Strike Price: 285, Exercise Style: American |
| Long Put | 25,000 | 25,000 | 0.018% | Issuer: OTC, Maturity: 18.12.2009, Ratio:1:1, Strike Price: 200, Exercise Style: American |
| Future Long | 1,600 | 16,000 | 0.011% | Issuer: EUREX, Maturity: 09.04.2009, Ratio: 1:10, Strike Price: 0, Exercise Style: Exotic |
| Short Call | 6,144 | 6,144 | 0.004% | Issuer: OTC, Maturity: 29.05.2009, Ratio: 1:1, Strike Price: 168, Exercise Style: European |
| Written Call | 271,000 | 2,710 | 0.002% | CH0039878282 |
| Written Call | 100,800 | 2,016 | 0.001% | CH0047764953 |
| Written Call | 95,000 | 1,900 | 0.001% | CH0037069041 |
| Written Call | 100,000 | 1,000 | 0.001% | CH0039878308 |
| Written Call | 35,000 | 700 | 0.000% | CH0047764961 |
| Written Call | 35,500 | 355 | 0.000% | CH0039189409 |
| Written Call | 25,000 | 250 | 0.000% | CH0039878274 |
| Written Call | 25,000 | 250 | 0.000% | CH0039878290 |
| Written Call | 20,000 | 200 | 0.000% | CH0039189391 |
| Warrant | 19,080 | 19,080 | 0.013% | Issuer: EUREX, Maturity: 04.06.2010, Ratio: 1:1, Strike Price: 0, Exercise Style: Exotic |
| Warrant | 14,442 | 14,442 | 0.010% | Issuer: EUREX, Maturity: 28.09.2009, Ratio: 1:1, Strike Price: 0, Exercise Style: Exotic |
| Warrant | 12,626 | 12,626 | 0.009% | Issuer: EUREX, Maturity: 30.10.2009, Ratio: 1:1, Strike Price: 0, Exercise Style: Exotic |
| Warrant | 8,594 | 8,594 | 0.006% | Issuer: EUREX, Maturity: 13.08.2010, Ratio: 1:1, Strike Price: 0, Exercise Style: Exotic |
| Warrant | 5,097 | 5,097 | 0.004% | Issuer: EUREX, Maturity:19.06.2009, Ratio:1:1, Strike Price: 0, Exercise Style: Exotic |
| Warrant | 4,875 | 4,875 | 0.003% | Issuer: EUREX, Maturity:10.10.2009, Ratio:1:1, Strike Price: 0, Exercise Style: Exotic |
| Long Put | 7,500 | 75,000 | 0.0525% | Issuer: EUREX, Maturity:17.12.2010, Ratio:1:10, Strike Price: 240, Exercise Style: American |
| Long Put | 10,000 | 100,000 | 0.070% | Issuer: EUREX, Maturity:18.12.2009, Ratio:1:10, Strike Price: 180, Exercise Style: American |
| Long Put | 8,500 | 85,000 | 0.0595% | Issuer: EUREX, Maturity:19.06.2009, Ratio:1:10, Strike Price: 170, Exercise Style: American |
| Long Put | 1,500 | 15,000 | 0.0105% | Issuer: EUREX, Maturity:19.06.2009, Ratio:1:10, Strike Price: 190, Exercise Style: American |
| Short Call | 500 | 5,000 | 0.0035% | Issuer: EUREX, Maturity:18.12.2009, Ratio:1:10, Strike Price: 200, Exercise Style: American |
| Short Call | 1,000 | 10,000 | 0.007% | Issuer: EUREX, Maturity:19.06.2009, Ratio:1:10, Strike Price: 180, Exercise Style: American |
| Total: | | [31] 531,239 | [32] 0.190% | |